                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549


                                   FORM 11-K



    X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
  -----
         SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR
         ENDED DECEMBER 31, 1999


                                      OR

  _____  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION
         PERIOD FROM ______________  TO _____________


                      Commission File Number:  000-23657


                     ASTROPOWER, INC. 401(k) SAVINGS PLAN
                           (Full Title of the Plan)


Thomas J. Stiner, Senior Vice President & CFO  Copy To:
AstroPower, Inc.                               Peter Landau, Esq.
Solar Park                                     Foreht, Last, Landau & Katz LLP
Newark, Delaware 19716-2000                    415 Madison Ave, 16/th/ floor
                                               New York, N.Y. 10017
(Address, including zip                        (212-935-5448)
code of agent for service)



                                (302) 366-0400
         (Telephone number, including area code, of agent for service)

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

                FINANCIAL STATEMENTS  AND SUPPLEMENTAL SCHEDULE

================================================================================

                                                                            Page
                                                                            ----

Independent Auditors' Report...............................................   1

Statements of Net Assets Available for Plan Benefits
  December 31, 1999 and 1998.............................................     2

Statements of Changes in Net Assets Available for Plan Benefits
  For the Year Ended December 31, 1999 and 1998..........................     3

Notes to Financial Statements..............................................   4

Schedule of Assets Held for Investment Purposes............................   8

                         ASTROPOWER, INC. 401(k) PLAN


                Financial Statements  and Supplemental Schedule


                          December 31, 1999 and 1998


                  (With Independent Auditors' Report Thereon)

                         Independent Auditors' Report


The Participants of the
AstroPower, Inc. 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the AstroPower, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Wilmington, DE
June 9, 2000

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits




                                                         December 31,
                                                ------------------------------

                                                   1999                 1998
                                                ----------           ---------
Assets:

  Investments (Note 2)                          $4,062,407           2,818,332

  Receivables:
      Employer contributions receivable            162,502             161,929
      Participant contributions receivable          60,880              50,989
                                                ----------           ---------
       Total receivables                           223,382             212,918
                                                ----------           ---------
            Total assets                         4,285,789           3,031,250
                                                ----------           ---------

Liabilities:

  Payable to AstroPower, Inc.                      123,030                  --
                                                ----------           ---------
            Total liabilities                      123,030                  --
                                                ----------           ---------

Net assets available for plan benefits          $4,162,759           3,031,250
                                                ==========           =========



See accompanying notes to the financial statements.

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits


                                                       For the Year        For the Year
                                                     Ended December 31,   Ended December 31,
                                                            1999                1998
                                                     -----------------    -----------------
Additions to net assets:

  Investment income                                       $  308,020               204,163
  Net appreciation (depreciation) of investments              52,607               (15,615)
  Participant contributions                                  491,083               362,008
  Employer contributions                                     164,843               161,929
  Transfers from other benefit plans                         173,265                 8,374
  Participant loan interest                                   10,330                11,049
                                                          ----------            ----------
     Total additions                                       1,200,148               731,908

Deductions from net assets:

  Withdrawals                                                 68,639               144,332
                                                          ----------            ----------
     Total deductions                                         68,639               144,332
                                                          ----------            ----------

     Net increase                                          1,131,509               587,576

Net assets available for plan benefits:
  Beginning of year                                        3,031,250             2,443,674
                                                          ----------            ----------
  End of year                                             $4,162,759            $3,031,250
                                                          ==========            ==========



See accompanying notes to the financial statements.

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN


                         Notes to Financial Statements

                   December 31, 1999 (1999) and 1998 (1998)



(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

          In September, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been restated to conform with the current year's presentation.

     (b)  Investments

          Investments are carried at market value based upon the closing sales price reported on recognized securities exchanges on the last business day of the year. Investments in mutual funds are carried at market value based on net asset values as reported on the last day of the year. Security transactions are accounted for on the trade date for securities purchased and sold. The guaranteed interest fund is included in the financial statements at contract value, which represents contributions made under the contract, plus earnings and less withdrawals because it is fully benefit responsive.


     (c)  Administrative Expenses

          Administrative expenses incurred in the operation of the AstroPower, Inc. 401(k) Savings Plan (the Plan) are paid by AstroPower, Inc. (the Company) and are not reflected in the accompanying financial statements.

     (d)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates recorded.


(2)  Description of Plan

     The Plan is for the benefit of all employees who have completed one month of consecutive service and have reached 21 years of age. The Plan was adopted on September 1, 1990, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code. Eligible employees may make an elective, tax-deferred contribution of 1% to 15% of their salary to the Plan. The Company is committed to contribute a matching contribution in the amount of at least 25% of the employees' elective, tax-deferred contributions. For 1999 and 1998, the Company elected to contribute 35% and 50%, respectively. The Company matches the employee's contribution on December 31 of the respective year. An employee who is terminated before December 31 will not receive the Company match.

     Contributions are invested as directed by the employee among the following seven funds, each with varying degrees of risk:

     Mass Mutual Guaranteed Interest Fund - The Mass Mutual Guaranteed Interest Fund offered a fixed rate of return of 6.25% and 7.00% during 1999 and 1998, respectively, on contributions. The fund is comprised primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments.

     Fidelity Equity Income Fund - The Fidelity Equity Income Fund seeks reasonable income. It invests at least 65% of assets in income-producing equity securities with the goal of exceeding the total return of the S&P
     500. The fund may invest in junk bonds (up to 20% of assets), foreign securities and foreign currency exchange contracts, and stock index futures and options (up to 15% of assets). The fund may hedge up to 25% of total assets.

     Royce Total Return Fund - The Royce Total Return Fund seeks reasonable income with potential for capital appreciation. It invests primarily in dividend paying common stocks and securities convertible into common stocks of small and medium-sized companies selected on a value basis.

     Franklin Mutual Qualified Fund - The objective of the Franklin Mutual Qualified Fund is capital appreciation. The fund may invest up to 50% of assets in securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund is composed of three parts. First, 60% of the fund is made up of stocks trading at large discounts from asset values. Another portion is deal oriented, i.e., mergers, liquidations, lender offers, spin-offs, sales of assets and exchange offers. A third is bankruptcy situations.

     Lindner Growth Fund - The Lindner Growth Fund seeks long-term capital appreciation first and income second. The fund invests in common stocks and convertible securities. The fund may also invest in debt security for defensive purposes. It may invest up to 25% of assets in securities of foreign issuers and 10% junk bonds.

     T. Rowe Price International Stock Fund - The objective of the T. Rowe Price International Stock Fund is long-term growth of capital and income. The fund invests primarily in common stocks of established non-U.S. issuers. The fund may use ADRs, EDRs and ADSs, spot/forward currency transactions, and options on foreign currencies, securities and indices on up to 25% of total assets, and invest up to 35% of assets in securities other than common stocks.

     AstroPower Company Stock- The Fund invests entirely in AstroPower common stock, which is traded on the NASDAQ National Market. The rate of return results solely from changes in the price of the stock.

     During 1999 and 1998, the Plan allowed participants to purchase AstroPower stock. Because the Plan allows participants to invest before-tax contributions in AstroPower stock, the Plan and the stock offered thereunder were required to be registered under the Securities Act of 1933. Accordingly, a form S-8 was filed on or about December 15, 1998, with the Securities and Exchange Commission.

     Interest, dividends and other income earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants' accounts based on the terms of the Plan.

     A participant has a nonforfeitable interest in 100% of his contributions at all times, although there are certain restrictions and options on withdrawals. Additionally, a participant is 100% vested in the Company contribution.

     The Plan may be terminated or contributions thereunder may be discontinued at any time if the Company determines that business circumstances make such action necessary or desirable.

     Upon termination, the Fund shall be held for distribution by the custodians who shall distribute to the members then participating in the Fund the full amount standing to their credit on the date of such termination.


     The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                          December 31,
                                                    ------------------------
                                                        1999         1998
                                                        ----         ----
     Investments at Contract Value:

         Mass Mutual Guaranteed Interest Fund        $   671,429    456,898

     Investments at Fair Value as Determined
       by Quoted Market Price:

         Fidelity Equity Income Fund;
           38,144 and 25,874 shares, respectively      1,043,992    776,492
         Royce Total Return Fund;
           61,727 and 50,906 shares, respectively        441,968    384,849
         Franklin Mutual Qualified Fund;
           51,719 and 42,850 shares, respectively        874,577    705,309
         T. Rowe Price International Stock Fund;
           26,748 and 14,652 shares, respectively        509,022    219,628
         AstroPower Company Stock Fund;
           23,194 and 5,886 shares, respectively         324,716     56,653


     For additional information regarding Plan provisions, refer to the Plan document.

     During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $52,607 and ($15,615), respectively, as follows:



                                      1999       1998
                                      ----       ----

                    Mutual Funds    $(28,414)  (21,347)
                    Common Stock      81,021     5,732

(3)  Withdrawals

     A participant may elect to withdraw all of his tax-deferred contributions and the vested portion of his or her employer matching contributions, if the participant has attained age 59-1/2. A participant who has incurred monetary hardship, as defined by the Plan, may elect to withdraw all of his tax-deferred contributions, plus income thereon, from the Plan.


(4)  Loans to Participants

     A participant may borrow not less than $1,000 at a time, with no more than one loan outstanding at any given time. In addition, the loan amount may not exceed the lesser of $50,000 less the participant's highest outstanding loan balance during the one-year period ending on the day before the date on which any new loan is to be granted or one-half of the amount to which the participant is vested under this Plan on the date the loan is granted. Loans are secured by the participant's vested account balance. Interest is set at the prime rate, as quoted in the Wall Street Journal on the date the loan is granted, plus 1%. The term of the loan shall not exceed five years unless the loan is used to purchase the participant's primary residence, in which case the five-year repayment requirement will not be applicable. Both principal and interest payments on a loan are credited to the participant's account.

(5)  Distribution of Benefits

     The Plan provides for distribution of the total vested amount in the participant's accounts upon: (1) termination from employment, (2) attainment of age 59-1/2, (3) retirement, (4) permanent disability or (5) death.

     A member or beneficiary who is entitled to payment may elect one of the following options:

          A. Lump-sum payment equal to the value of the member's accrued benefit.

          B.   Rollover distribution to an eligible retirement plan.

          C. For non-terminated employees, substantially equal monthly installments over a period not to exceed the joint and last survivor life expectancy of the member and his beneficiary.

          D. Combination of a lump-sum payment and a rollover distribution to a retirement account.


6)   Tax Status

     The IRS issued its latest determination letter on November 18, 1997, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income tax.

7)   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1998 to Form 5500:

                                                                  1998
                                                             --------------

           Net assets available for benefits                   $  3,031,250
               per the financial statements

           Timing Difference - Contributions Receivable             (18,467)

                             - Miscellaneous                            131
                                                             --------------

           Net assets available for benefits per
               the Form 5500                                   $  3,012,914
                                                             ==============

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

         Item 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1999



                                                                Contract/
                                                                 Market
Description                                                       Value
---------------------------------------------                 ------------

Mass Mutual Guaranteed Interest Fund                       $      671,429

Fidelity Equity Income Fund                                     1,043,992

Royce Total Return Fund                                           441,968

Franklin Mutual Qualified Fund                                    874,577

Lindner Growth Fund                                               120,558

T. Rowe Price International Stock Fund                            509,022

AstroPower Company Stock Fund                                     324,716

Participant loans                                                  76,145
                                                              ------------

Total                                                      $    4,062,407
                                                              ============

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the AstroPower, Inc. 401(k) Savings Plan has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.



                         ASTROPOWER, INC. 401(k) SAVINGS PLAN



Date: June 26, 2000      By:     /s/ Thomas J. Stiner
                             ---------------------------------
                                     Thomas J. Stiner
                             Senior Vice President and Chief Financial Officer
                                       (Principal Financial Officer)
                                     Member, Administrative Committee

                      Consent of Independent Accountants


The Board of Directors of AstroPower, Inc.



We consent to incorporation by reference in the registration statement (No. 33-63021) on Form S-8 of the AstroPower, Inc. 401(k) Savings Plan of our report dated June 9, 2000, relating to the statements of net assets available for benefits of the AstroPower, Inc. 401(k) Savings Plan as of December 31, 1999 and 1998, the related statements of changes in net assets available for plan benefits for the years then ended and the related schedule of assets held for investment purposes which report is included in the December 31, 1999 Annual Report on Form 11-K of the AstroPower, Inc. 401(k) Savings Plan.


/s/ KPMG LLP

Wilmington, Delaware
June 26, 2000